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SECU[illegible] 13010050 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forsyth, III — 847-509-9860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, William D. Forsyth, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontegra Strategies, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

State of Illinois
County of Cook
Signed and affirmed to before me on February 25 2013

Notary Public

OFFICIAL SEAL
MELISSA R ERICKSON
Notary Public - State of Illinois
My Commission Expires Aug 25, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Financial Statements for the Year Ended
December 31, 2012

{ Financial Statements }

plante moran

Frontegra Strategies, LLC

Year Ended December 31, 2012

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

To the Member
Frontegra Strategies, LLC

We have audited the accompanying financial statements of **Frontegra Strategies, LLC** (the "Company"), which comprise the statement of financial condition as of December 31, 2012 and the related statements of income and member's equity and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Frontegra Strategies, LLC** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 22, 2013

Frontegra Strategies, LLC

Year Ended December 31, 2012

Financial Statements

Frontegra Strategies, LLC

Statement of Financial Condition
December 31, 2012

Assets

Current Assets		
Cash	$	90,010
Customer receivables		167,085
Prepaid expenses		31,408
	$	**288,503**

Liabilities and Member's Equity

Current Liabilities - Accrued expenses	$	376
Member's Equity		288,127
	$	**288,503**

Frontegra Strategies, LLC

Statement of Income and Member's Equity
Year Ended December 31, 2012

Revenue - Fees	$ 542,152
Expenses	
Professional fees	25,050
Insurance	1,519
State registration and filing fees	36,297
Office	4,114
Salaries and payroll taxes	190,568
Other	375
Total Expenses	257,923
Net Income	284,229
Member's Equity, Beginning of Year	225,398
Member's Distributions	(221,500)
Member's Equity, End of Year	**$ 288,127**

The accompanying notes are an integral part of the financial statements.

Frontegra Strategies, LLC

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	284,229
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in		
Receivables - Customers		(77,987)
Prepaid expenses		(3,898)
Decrease in accrued expenses		(1)
Net Cash Provided by Operating Activities		202,343
Net Cash Used in Financing Activities - Member's distributions		(221,500)
Net Decrease in Cash		(19,157)
Cash, Beginning of Year		109,167
Cash, End of Year	**$**	**90,010**

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer that provides investment banking and financial advisory services to institutional money managers, who privately place nonregistered securities.

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company

As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and each member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Receivables - Customers

Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue Recognition

Revenue is realized from fees for services provided, or as a percentage of the amount of securities raised. These fees are recognized as earned when the related deal is consummated.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Member is taxed individually on the Company's earnings.

Note 2 - Summary of Significant Accounting Policies

Income Taxes (Continued)

Accordingly, the financial statements do not reflect a provision for income taxes.

The Company's application of accounting principles generally accepted in the United States of America (GAAPUSA) regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

Management Estimates

The preparation of financial statements in conformity with GAAPUSA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2013, the date the financial statements were available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2012, the Company had net capital of $89,634, which $64,634 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.0042 to 1.

Note 4 - Major Customer

In 2012, revenues from one customer amounted to 100% of the Company's fee revenue. The amount of fee revenue from this customer was $542,152. The receivable balance for this customer was $167,085 as of December 31, 2012.

Frontegra Strategies, LLC

Supplementary Information

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member
Frontegra Strategies, LLC

We have audited the financial statements of Frontegra Strategies, LLC as of and for the year ended December 31, 2012 and have issued our report thereon dated February 22, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in pages 9-12 and required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 22, 2013

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2012

Broker or Dealer: Frontegra Strategies, LLC — As of December 31, 2012

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1	Total ownership equity from Statement of Financial Condition - Item 1800			$ 288,127	[3480]
2	Deduct: Ownership equity not allowable for net capital			$ -	[3490]
3	Total ownership equity qualified for net capital			$ 288,127	[3500]
4	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ -	[3520]
	B. Other (deductions) or allowable credits (List)			$ -	[3525]
5	Total capital and allowable subordinated liabilities			$ 288,127	[3530]
6	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 198,493	[3540]		
	1 Additional charges for customers' and non-customers' security accounts	$ -	[3550]		
	2 Additional charges for customers' and non-customers' commodity accounts	$ -	[3560]		
	B. Agreed fail-to-deliver	$ -	[3570]		
	1 Number of items _______ [3450]				
	C. Aged short security differences less reserve of $_______ [3460] number of units _______ [3470]	$ -	[3580]		
	D. Secured demand note deficiency	$ -	[3590]		
	E. Commodity futures contracts and spot commodities-proprietary capital charges	$ -	[3600]		
	F. Other deductions and/or charges	$ -	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x)	$ -	[3615]		
	H. Total deduction and/or charges			$ 198,493	[3620]
7	Other additions and/or allowable credits (List)			$ -	[3630]
8	Net capital before haircuts on securities positions			$ 89,634	[3640]

* Total non-allowable assets balance consists of prepaid expenses and receivables.

See independent auditor's report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2012

9	Haircuts on securities				
	(computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1 Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]		
	2 U.S. and Canadian government obligations	$ -	[3690]		
	3 State and municipal government obligations	$ -	[3700]		
	4 Corporate obligations	$ -	[3710]		
	5 Stocks and warrants	$ -	[3720]		
	6 Options	$ -	[3730]		
	7 Arbitrage	$ -	[3732]		
	8 Other securities	$ -	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (List)	$ -	[3736]	-	[3740]
10	Net capital			$ 89,634	[3750]

OMIT PENNIES

See independent auditor's report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2012

Broker or Dealer: Frontegra Strategies, LLC	As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11 Minimum net capital required (6 2/3% of line 18)			$	25	[3756]
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	25,000	[3758]
13 Net capital requirement (greater of line 11 or line 12)			$	25,000	[3760]
14 Excess net capital (line 10 less line 13)			$	64,634	[3770]
15 Net capital less greater of 10% of line 18 or 120% of line 12			$	59,634	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16 Total A.I. liabilities from Statement of Financial Condition			$	376	[3790]
17 Add:					
A. Drafts for immediate credit	$ -	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18 Total aggregate indebtedness			$	376	[3840]
19 Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	0.42	[3850]
20 Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	-	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21 2% of combined aggregate debt items (or $250,000 or greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23 Net capital requirement (greater of line 21 or line 22)	$	-	[3760]
24 Excess capital (line 10 less line 23)	$	-	[3910]
25 Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items	$	-	[3920]

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

See independent auditor's report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2012

The Company claimed an exemption from Rule 15c3-3 based on it maintaining a special account for the exclusive benefit of customers. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3."

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control

To the Member
Frontegra Strategies, LLC

In planning and performing our audit of the financial statements of **Frontegra Strategies, LLC** (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 22, 2013

plante moran